UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

As at July 10, 2007

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

QUARTERLY REPORT

FOR THE PERIOD ENDED:  April 30, 2007

Commission File No. 000-18343

WORLD VENTURES INC.

(Translation of registrant’s name into English)

102 Piper Crescent

Nanaimo, British Columbia, Canada V9T 3G3

(Address of principal executive office)

Tel: (250) 756-0291

(Registrant’s telephone number including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]    Form 40-F   [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1).

[   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7).

[   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]      No   [X]

If “Yes” is marked, indicate blow the file number assigned to the registrant in connection with Fule 12g3-2(b):   n/a

EXHIBIT INDEX SUBMITTED HEREWITH

Exhibits	Description

31.1	Certificate CEO WVI April 30, 2007 Financial Statements

31.2	Certificate CFO WVI April 30, 2007 Financial Statements

99.1	Interim Consolidated Financial Statements for the Six Months Ended April 30, 2007

99.2	Management’s Discussion and Analysis for the Six Months Ended April 30, 2007

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

WORLD VENTURES INC.

By:  /s/ Raynerd B. Carson

Raynerd B. Carson

President (Chief Executive Officer)

By:  /s/ Gary Van Norman

Gary Van Norman

Vice President (Chief Financial Officer)

Date:   July 10, 2007

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